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Exhibit 3

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period and year ended December 31, 2012

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Inc. ("Granite" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Granite for the three month period and year ended December 31, 2012. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2012, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at March 5, 2013. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2012 can be obtained from the Company's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In this MD&A, unless otherwise specified or the context otherwise indicates, "Granite", the "Company", "we", "us" and "our" refer to Granite Real Estate Inc. and its subsidiaries and, for periods subsequent to January 3, 2013, its successor entities Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc., combined and its subsidiaries.

OVERVIEW

Granite is a Canadian-based real estate company engaged in the ownership and management of predominantly industrial properties in North America and Europe (the "Real Estate Business" or the "Business"). As at December 31, 2012, the Company owned and managed approximately 28 million square feet in 104 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as our largest tenants, together with tenants from other industries.

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations have historically been segmented between the Business (continuing operations) and the Racing & Gaming Business (discontinued operations). Following the close of business on June 30, 2011, and as a result of a court-approved plan of arrangement (the "Arrangement"), the financial position and results of operations of the assets transferred to entities owned by Mr. Frank Stronach and his family (the "Stronach Shareholder") including the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income-producing property located in Canada (the assets and business transferred to the Stronach Shareholder pursuant to the Arrangement are collectively referred to as the "Arrangement Transferred Assets & Business"), have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying consolidated financial statements, the Company's single reportable segment pertains to the Company's income-producing properties.

REAL ESTATE BUSINESS — CONTINUING OPERATIONS

OVERVIEW

The real estate assets of our Business are comprised of income-producing properties and properties under development (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, product development and engineering centres and test facilities. The Company holds a global portfolio of 104 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and

2 Granite Real Estate Inc. 2012

Poland. This portfolio represents approximately 28 million square feet of leaseable area with a gross book value of approximately $1.7 billion (net book value of $1.1 billion) at December 31, 2012. The lease payments are primarily denominated in three currencies: the euro, the Cdn. dollar and the U.S. dollar.

SIGNIFICANT MATTERS

Completion of REIT Conversion

Effective January 3, 2013, the Company completed its conversion from a corporate structure to a stapled unit Real Estate Investment Trust ("REIT") structure.

The Company's conversion to a REIT was implemented pursuant to a court approved plan of arrangement under the Business Corporations Act (Quebec). Under the plan of arrangement, all of the common shares of Granite Real Estate Inc. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite REIT Inc. Effective January 4, 2013, the stapled units started trading on the Toronto Stock Exchange under the symbol "GRT.UN" and on the New York Stock Exchange under the symbol "GRP.U". Granite REIT and Granite REIT Inc. are reporting issuers under Canadian provincial securities laws and file reports with the United States Securities & Exchange Commission (the "SEC") under U.S. securities laws and, through Granite REIT Holdings Limited Partnership and its subsidiaries, are carrying on the business previously conducted by Granite Real Estate Inc. The assets, liabilities and operations of the new combined stapled unit structure are comprised of all the assets, liabilities and operations of Granite Real Estate Inc.

Transition to International Financial Reporting Standards ("IFRS")

In connection with the REIT conversion, the Company will adopt IFRS in place of the current U.S. GAAP reporting standards effective for interim and annual periods commencing after December 31, 2012. Comparative IFRS information for the 2012 fiscal periods will also be reported. Granite is in the process of finalizing its evaluation of the impact of the conversion to IFRS on the consolidated financial statements (see "FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES").

Currency Change for Financial Reporting and Dividends

The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. As a result of the Company's shareholder base becoming increasingly Canadian and the Company's stated intention of converting to a Canadian REIT and to mitigate the impact of foreign exchange fluctuations on our reported results, effective January 1, 2012, the Company's reporting currency was changed to the Cdn. dollar. All comparative financial information contained in this MD&A and the accompanying consolidated financial statements for the three month period and year ended December 31, 2012 has been recast to reflect the Company's results as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income (loss) were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS — Change in Reporting Currency"). With the change in reporting currency, beginning May 9, 2012, dividends have been declared in Cdn. dollars and dividend payments have been made only in Cdn. dollars.

Acquisition of Two Properties in the United States

On February 13, 2013, a subsidiary of Granite REIT acquired a 90% interest in two income-producing multi purpose industrial properties located in the United States for approximately U.S. $35.8 million, excluding acquisition costs. The acquisition was funded through a combination of U.S. $14.3 million which was substantially sourced from Granite's credit facility and first mortgage debt of U.S. $21.5 million representing Granite REIT's proportionate share of the total first mortgage debt on the two properties.

Granite Real Estate Inc. 2012 3

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar's value relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At December 31, 2012, approximately 67% of the Business' rental revenues are denominated in currencies other than the Cdn. dollar (see "REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Business' results.

The following table reflects the changes in the average exchange rates during the three month periods and years ended December 31, 2012 and 2011, as well as the exchange rates as at December 31, 2012, September 30, 2012 and December 31, 2011, between the most common currencies in which the Company conducts business and the Cdn. dollar.

	Average Exchange Rates Three Months Ended December 31,				Average Exchange Rates Year Ended December 31,
	2012	2011	Change		2012	2011	Change
1 U.S. dollar equals Cdn. dollars	0.991	1.023	(3%	)	0.999	0.989	1%
1 euro equals Cdn. dollars	1.286	1.379	(7%	)	1.285	1.376	(7%	)

	Exchange Rates as at
	December 31, 2012	September 30, 2012	December 31, 2011	Change from September 30, 2012	Change from December 31, 2011
1 U.S. dollar equals Cdn. dollars	0.995	0.984	1.017	1%	(2%	)
1 euro equals Cdn. dollars	1.312	1.265	1.319	4%	(1%	)

The results of operations and financial position of all United States and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments represent the total annual rent of the Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES"). The Company's annualized

4 Granite Real Estate Inc. 2012

lease payments as at December 31, 2012, including the change from September 30, 2012 or December 31, 2011, are as follows:

	Three Months Ended December 31, 2012	Year Ended December, 2012
Annualized lease payments, beginning of period	$181.1	$182.8
Contractual rent adjustments	0.4	2.3
Completed projects on-stream	1.6	3.0
Disposals and vacancies	(0.6)	(0.9)
Renewals and re-leasing of income-producing properties	(0.6)	(0.7)
Effect of changes in foreign currency exchange rates	3.3	(1.3)

Annualized lease payments, as at December 31, 2012	$185.2	$185.2

During the fourth quarter of 2012, annualized lease payments increased by $4.1 million from $181.1 million at September 30, 2012 to $185.2 million at December 31, 2012. The strengthening of the euro and the U.S. dollar against the Cdn. dollar increased annualized lease payments by $3.3 million. The completion of an expansion project and roof and pavement improvement projects in the United States and Canada increased annualized lease payments by $1.6 million. Contractual rent adjustments increased annualized lease payments by $0.4 million, including $0.3 million related to Consumer Price Index ("CPI") based increases on properties representing 1.4 million square feet of leaseable area in Austria and $0.1 million from fixed contractual adjustments on properties representing 0.3 million square feet of leaseable area in the United States and Canada. The vacancy of a 0.3 million square foot income-producing property in the United Kingdom reduced annualized lease payments by $0.6 million. Lease renewals of three properties in Canada, representing 0.5 million square feet of leaseable area, resulted in a net decrease in annualized lease payments by $0.6 million as two of these properties were re-leased at lower negotiated rental rates than the expiring lease rates.

On a year to date basis, annualized lease payments increased by $2.4 million from $182.8 million at December 31, 2011 to $185.2 million at December 31, 2012. Completed projects, related to expansion and roof and pavement improvement projects primarily in the United States, Germany and the Czech Republic, increased annual lease payments by $3.0 million. Contractual rent adjustments increased annualized lease payments by $2.3 million; including $1.6 million from CPI based contractual adjustments on properties representing 9.5 million square feet of leaseable area primarily in Canada, Austria and the United States and $0.7 million from fixed contractual adjustments on properties representing 0.9 million square feet of leaseable area. The weakening of the U.S. dollar and the euro against the Cdn. dollar reduced annualized lease payments by $1.3 million. Annualized lease payments were also negatively impacted by $0.6 million related to the vacancy of a property in the United Kingdom and by $0.3 million due to the disposal of an income-producing property in the United States. Renewals and re-leasing reduced annualized lease payments by a net $0.7 million due to lease renewals to five Magna tenants representing 0.7 million square feet of leaseable area.

The annualized lease payments by currency at December 31, 2012 and December 31, 2011 were as follows:

	December 31, 2012		December 31, 2011
Euro	$76.1	41%	$74.6	41%
Canadian dollar	61.9	33	61.6	34
U.S. dollar	46.0	25	44.9	24
Other	1.2	1	1.7	1

	$185.2	100%	$182.8	100%

Granite Real Estate Inc. 2012 5

Lease Expiration

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2012.

(in thousands)	Vacant	2013	2014	2015	2016	2017	2018	2019 & Beyond	Total
Canada	392	1,174	—	586	368	3,583	913	951	7,967
U.S.	—	1,251	—	63	—	599	576	3,074	5,563
Mexico	143	714	—	68	—	1,097	75	307	2,404
Austria	—	447	—	81	299	5,702	1,129	379	8,037
Germany	—	1,835	—	—	29	—	389	1,084	3,337
Other	283	90	75	—	—	33	—	254	735

Total	818	5,511	75	798	696	11,014	3,082	6,049	28,043

Real Estate Properties

The Company's real estate assets are comprised of income-producing properties and properties under development. The net book values of the real estate assets are as follows:

	December 31, 2012	December 31, 2011
Income-producing real estate properties, net	$1,131.8	$1,152.2
Properties under development	4.4	2.6

Real estate properties, net	$1,136.2	$1,154.8

Income-Producing Properties:

At December 31, 2012, the Company had 104 income-producing properties, representing approximately 28 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial buildings strategically located and leased primarily by Magna to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of the Company's income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at December 31, 2012 was as follows:

	Book Value	Percent of Total
Canada	$402.0	36%
Austria	293.9	26
U.S.	218.1	19
Germany	120.3	11
Mexico	62.6	5
Other countries	34.9	3

	$1,131.8	100%

During the third quarter of 2012, the Company disposed of a 0.1 million square foot income-producing property for net proceeds of $1.2 million and recorded a nominal loss on disposal.

Properties Under Development:

At December 31, 2012, the Company had five expansion and improvement projects in progress with the Magna group (two in Canada, two in the United States and one in the Czech Republic) and an improvement

6 Granite Real Estate Inc. 2012

project to a 0.3 million square foot facility with a non-Magna tenant in Canada. The total projected cost of these expansion or improvement projects is approximately $11.8 million, of which $4.4 million was spent at December 31, 2012, with the remainder expected to be funded during 2013 from cash from operations.

BUSINESS AND OPERATIONS OF MAGNA, OUR LARGEST TENANT

Magna is the tenant at 89 of the Company's income-producing properties. Magna is a diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the Company's lease arrangements with Magna generally provide for the following:

•
obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
right of first refusal in favour of Magna on sale of property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Magna And The Automotive Industry

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. The challenges of the automotive industry, and other factors, have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Granite management expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at the end of their expiries.

For the 2012 fiscal year, there were seven leases expiring representing 0.7 million of square feet and annual lease payments of $3.5 million or 1.9% of Granite's annualized lease payments at December 31, 2011. The 2012 lease expiries were all renewed with a weighted average lease term of 4.3 years and annual lease payments of $3.0 million at December 31, 2012. Five leases relating to 2013 expiries were also renewed during 2012, representing 0.8 million square feet and annual lease payments of $2.8 million. In addition, during the fiscal 2012 year, the lease expiries on three properties occupied by Magna were extended in conjunction with expansion projects undertaken at these properties. The weighted average lease term of these lease extensions is 7.4 years at December 31, 2012.

For the 2013 fiscal year, there are 26 leases expiring, representing 5.0 million of square feet and annual lease payments of $25.0 million, or 13.5% of Granite's annualized lease payments at December 31, 2012. A majority of these leases expire towards the end of the 2013 year. Negotiations on many of these leases are in progress and will continue throughout the year.

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RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012

Highlights

	Three Months Ended December 31,
(in millions, except per share information)
	2012	2011	Change
Statement of Income
Rental revenue	$45.3	$46.4	(2%	)
Property operating costs	2.4	0.6	300%
General and administrative	10.3	9.9	4%
Depreciation and amortization	10.8	11.0	(2%	)
Interest expense and other financing costs, net	4.1	4.1	—
Foreign exchange losses (gains), net	0.6	(0.3)	300%
Write-down of long-lived assets	—	16.7	(100%	)

Income before income taxes	17.1	4.4	289%
Income tax expense	2.0	0.8	150%

Income from continuing operations and net income	$15.1	$3.6	319%

Funds from Operations ("FFO")	25.9	14.6	78%
Diluted FFO per share	$0.55	$0.31	77%

Cash Flows
Income from continuing operations	$15.1	$3.6	319%
Items not involving current cash flows	7.0	26.8	(74%	)
Change in non-cash working capital	2.8	(8.6)	133%

Cash provided by operating activities	$24.9	$21.8	14%

Real estate properties and fixed asset additions	(7.4)	(11.1)	33%
Cash used in other investing activities	2.0	—	100%

Cash used in investing activities	$(5.4)	$(11.1)	51%

Dividends paid	(23.4)	(23.9)	(2%	)
Cash used in other financing activities	—	0.3	(100%	)

Cash used in financing activities	$(23.4)	$(23.6)	1%

Rental Revenue

Rental revenue for the three month period ended December 31, 2012 decreased $1.1 million to $45.3 million from $46.4 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended December 31, 2011	$46.4
Contractual rent adjustments	0.5
Completed projects on-stream	0.7
Renewals and re-leasing of income-producing properties	(0.4)
Vacancies of income-producing properties	(0.2)
Effect of changes in foreign currency exchange rates	(1.7)

Rental revenue, three months ended December 31, 2012	$45.3

The $0.5 million increase in revenue from contractual rent adjustments includes (i) $0.3 million from annual CPI based increases implemented in 2012 on properties representing 6.4 million square feet of leaseable area, (ii) $0.1 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 4.2 million square feet of leaseable area and (iii) $0.1 million from fixed contract adjustments on properties representing 0.9 million square feet of leaseable area.

8 Granite Real Estate Inc. 2012

Completed projects on-stream contributed $0.7 million to rental revenue for the three month period ended December 31, 2012: (i) $0.2 million from the completion of seven Magna expansion projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $0.5 million from the completion of seven Magna expansion or improvement projects, such as roof and pavement replacements, in Austria, the Czech Republic, Germany, the United States and Canada in 2012, which added 0.3 million square feet of leaseable area.

Renewals and re-leasing had a $0.4 million negative impact on revenues compared to the prior year period. This decrease was primarily due to the renewal of a lease on a 0.3 million square foot facility to a Magna tenant in Canada, which was negotiated at a lower rental rate than the expiring lease rate.

Rental revenue for the three month period ended December 31, 2012 was also negatively impacted by $0.2 million due to a non-Magna tenant vacating a 0.3 million square foot facility in the United Kingdom.

Foreign exchange had a net $1.7 million negative impact on reported rental revenues. The strengthening of the Cdn. dollar against the average foreign exchange rates applied to our euro and U.S. dollar dominated rents resulted in a decrease in rental revenue of $1.3 million and $0.4 million, respectively.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $2.4 million for the three month period ended December 31, 2012 in comparison to $0.6 million in the prior year period. The $1.8 million increase was primarily due to a $1.6 million increase in land transfer taxes and related costs incurred with respect to internal reorganizations related to the REIT conversion and $0.3 million in appraisal, environmental and valuation costs associated with our income-producing properties. As part of the process of preparing for the REIT conversion and transition to IFRS, the Company undertook to appraise and fair value all properties during 2012. These increases were partially offset by a $0.3 million decrease in repairs and maintenance expenses not recoverable from tenants.

General and Administrative Expenses

General and administrative expenses increased by $0.4 million to $10.3 million in the fourth quarter of 2012 from $9.9 million in the prior year period. General and administrative expenses for the three month period ended December 31, 2012 include $3.8 million of advisory costs relating to the REIT conversion. General and administrative expenses for the three month period ended December 31, 2011 include $2.2 million of employee termination expense and recruiting costs, $1.9 million of legal, advisory and other costs pertaining to the strategic review process and $0.1 million of costs related to the REIT conversion. Excluding the employee termination expense, advisory and other costs mentioned above, general and administrative expenses increased by $0.8 million primarily due to higher compensation expense.

Depreciation and Amortization Expense

Depreciation and amortization expense was $10.8 million in the three month period ended December 31, 2012 compared to $11.0 million in the prior year period. The decrease of $0.2 million in depreciation expense was due to a $0.4 million reduction in foreign exchange fluctuations partially offset by $0.2 million of additional depreciation charges related to expansion and improvement projects that were completed in 2012.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $4.1 million in the three month periods ended December 31, 2012 and 2011. The impact of a $0.2 million decrease in interest expense in the fourth quarter of 2012 was offset by the impact of lower capitalized interest and interest income compared to the prior year period.

Foreign Exchange Losses (Gains), Net

The Company recognized net foreign exchange losses of $0.6 million in the three month period ended December 31, 2012 compared to net foreign exchange gains of $0.3 million in the prior year period. The

Granite Real Estate Inc. 2012 9

drivers of foreign exchange gains and losses are primarily the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes. The foreign exchange net loss in the fourth quarter of 2012 includes a $0.4 million net loss on derivative financial instruments such as foreign exchange forward contracts.

Write-down of Long-Lived Assets

In the fourth quarter of 2011, it was determined that an industrial income producing property in each of Germany and Austria had indications of impairment and the inability for the Company to recover their carrying values. Both properties were tenanted by Magna's European interiors division which, as disclosed in Magna's public disclosures, had operating challenges. Accordingly, the Business recorded an impairment charge of $8.8 million for the Germany property and $7.9 million for the Austrian property which represented the excess of the carrying values of the assets over the estimated fair values determined based on the present value of the future estimated cash flows from the leased properties.

Income Tax Expense

Income tax expense for the fourth quarter of 2012 was $2.0 million, representing an effective tax rate of 11.7% compared to $0.8 million in the prior year period, representing a tax rate of 18.2%. The effective tax rate is lower in the fourth quarter of 2012 largely due to the changes in the Company's position with respect to differences related to prior period provisions and tax filings, and changes in unrecognized tax benefits.

Income From Continuing Operations and Net Income

Income from continuing operations and net income was $15.1 million in the three month period ended December 31, 2012 in comparison to $3.6 million in the prior year period. The increase of $11.5 million was primarily due to a decrease in the 2011 write-down of long-lived assets of $16.7 million, partially offset by higher property operating costs of $1.8 million, lower rental revenue of $1.1 million, a decrease in net foreign exchange gains of $0.9 million and higher income tax expense of $1.2 million.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per share information)	2012	2011	Change
Income from continuing operations and net income	$15,148	$3,614	319%
Add back depreciation and amortization	10,757	10,962	(2%	)

Funds from Operations ("FFO")	$25,905	$14,576	78%

Basic and diluted FFO per share	$0.55	$0.31	77%

Basic number of shares outstanding	46,833	46,871
Diluted number of shares outstanding	46,866	46,883

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO. FFO and basic and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The $11.3 million increase in FFO compared to the prior year period is primarily due to higher income from continuing operations of $11.5 million, partially offset by decreased depreciation expense of $0.2 million (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012").

10 Granite Real Estate Inc. 2012

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 —
CONTINUING OPERATIONS

The results of operations of the Business for the years ended December 31, 2012 and 2011, as discussed in this MD&A, from continuing operations include those from the income-producing property portfolio.

Highlights

	Years ended December 31,
(in millions, except per share information)	2012	2011	Change
Rental revenue	$181.1	$180.9	—
Income before income taxes	85.8	53.6	60%
Income from continuing operations	71.3	57.9	23%
Funds from Operations ("FFO")	114.1	100.6	14%
Diluted FFO per share	$2.43	$2.14	14%

(in millions, except number of properties)	December 31, 2012	December 31, 2011	Change
Number of income-producing properties	104	105	(1%	)
Leaseable area (sq. ft.)	28.0	27.9	—
Annualized lease payments ("ALP")	$185.2	$182.8	1%
Income-producing properties, at cost ("IPP")	$1,659.3	$1,643.8	1%
ALP as percentage of IPP	11.2%	11.1%	1%

Rental Revenue

Rental revenue for the year ended December 31, 2012 increased $0.2 million to $181.1 million from $180.9 million in the prior year period. The change in rental revenue is discussed below:

Rental revenue, year ended December 31, 2011	$180.9
Contractual rent adjustments	2.0
Completed projects on-stream	3.6
Renewals and re-leasing of income-producing properties	0.4
Vacancies of income-producing properties	(0.2)
Effect of changes in foreign currency exchange rates	(4.6)
Other, including straight-line adjustments of rental revenue	(1.0)

Rental revenue, year ended December 31, 2012	$181.1

The $2.0 million increase in revenue from contractual rent adjustments includes (i) $1.2 million from annual CPI based increases implemented in 2012 on properties representing 6.4 million square feet of leaseable area, (ii) $0.4 million from cumulative CPI based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2011 and 2012 on properties representing 4.6 million square feet of leaseable area and (iii) $0.4 million from fixed contract adjustments on properties representing 0.9 million square feet of leaseable area.

Completed projects on-stream contributed $3.6 million to rental revenue for the year ended December 31, 2012: (i) $2.4 million primarily from the completion of 12 Magna expansion projects in Austria, Germany, Mexico and the United States in 2011, which added a combined 0.4 million square feet of leaseable area, and (ii) $1.2 million from the completion of seven Magna expansion or improvement projects, such as roof and pavement replacements, in Austria, Germany, the Czech Republic, the United States and Canada in 2012, which added 0.3 million square feet of leaseable area.

Granite Real Estate Inc. 2012 11

Renewals and re-leasing had a net $0.4 million positive impact on revenues compared to the prior year period. Increased revenue of $0.8 million due to the commencement of a lease on a 0.3 million square foot facility, previously vacant, to a non-Magna tenant in June 2011, was partially offset by a $0.4 million decrease related to the renewal of a lease on a 0.3 million square foot facility to a Magna tenant in Canada, which was negotiated at a lower rental rate than the expiring lease rate.

Foreign exchange had a net $4.6 million negative impact on reported rental revenue. Revenue declined by $5.0 million as the average foreign exchange rate applied to our euro denominated rents weakened against the Cdn. dollar as compared to the prior year period. This decrease was partially offset by a $0.4 million increase in U.S. dollar rents as the average foreign exchange rate applied to these rents strengthened against the Cdn. dollar compared to the prior year period.

Other revenue had a $1.0 million negative impact on reported revenues and includes $0.4 million of straight-line rental revenue adjustments and $0.2 million of decreased revenue associated with the disposition of a property in the third quarter of 2012.

Property Operating Costs

Property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses were $5.7 million for the year ended December 31, 2012 in comparison to $3.1 million in the prior year period. The $2.6 million increase in property operating costs was primarily due to a $1.8 million increase in appraisal, environmental and valuation costs associated with our income-producing properties. As part of the process of preparing for the REIT conversion and transition to IFRS, the Company undertook to appraise and fair value all properties during 2012. As previously noted, property costs for the year ended December 31, 2012 also included $1.6 million in land transfer taxes and other related costs associated with internal reorganizations related to the REIT conversion. These increased costs were partially offset by a $0.9 million reduction in repair and maintenance expenses primarily related to costs incurred on a vacant property in the second quarter of 2011 in conjunction with the re-leasing of the property to a non-Magna tenant in June 2011 and a decrease in repair and maintenance costs not recoverable from tenants.

General and Administrative Expenses

General and administrative expenses decreased by $15.8 million to $30.9 million in the year ended December 31, 2012 from $46.7 million in the prior year period. General and administrative expenses for the year ended December 31, 2012 include $7.9 million of advisory costs relating to the REIT conversion and $0.3 million of employee termination costs. General and administrative expenses for the year ended December 31, 2011 include $9.1 million of advisory and other related costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding legal proceeding, $7.6 million in employee termination costs and recruiting costs and $2.9 million of legal, advisory and other costs related to the strategic plan. Excluding the advisory and other costs mentioned above, general and administrative expenses decreased by $4.4 million primarily due to (i) reduced insurance expense of $2.6 million primarily related to reduced premiums associated with the Company's Directors' and Officers' liability insurance and (ii) decreased compensation of $1.7 million primarily due to payments made to a former executive of the Company and higher director fees in the prior year period related to the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement").

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.1 million to $42.8 million in the year ended December 31, 2012 compared to $42.7 million in the prior year period primarily due to additional depreciation charges related to various expansion and improvement projects that were completed in 2011 and 2012, partially offset by the impact of foreign exchange.

12 Granite Real Estate Inc. 2012

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs was $15.9 million in the year ended December 31, 2012 compared to $15.7 million in the prior year period. The increase in net interest expense is due to the lower capitalized interest of $0.7 million and lower interest income of $0.2 million during 2012 partially offset by a net $0.7 million reduction in interest expense related to short-term borrowings under the unsecured senior revolving credit facility.

Foreign Exchange Losses (Gains), Net

The Company recognized net foreign exchange losses of less than $0.1 million in the year ended December 31, 2012 compared to $0.2 million in net foreign exchange gains in the prior year period. The drivers of foreign exchange gains or losses are primarily the re-measurement of certain assets and liabilities of Granite and its subsidiaries that are denominated in a functional currency that is different from the entity's reporting currency for accounting purposes. The net foreign exchange loss for the year ended December 31, 2012 includes a net gain of $0.6 million on derivative financial instruments such as foreign exchange forward contracts (see note 18(e) in the consolidated financial statements for the year ended December 31, 2012).

Write-down of Long-lived Assets

During the year ended December 31, 2011, the Company recorded write-downs totalling $19.5 million with respect to income-producing properties in Austria, Germany and the United States. In the second quarter of 2011, the Business recorded a $2.7 million write-down of an income-producing commercial office building in the United States. In the fourth quarter of 2011, the Business recorded an $8.8 million and a $7.9 million impairment charge with respect to income-producing properties in Germany and Austria respectively (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012"). These write-downs represent the excess of the carrying value of the respective asset over the estimated fair value. Fair value was determined based on the present value of the estimated future cash flows from the leased property.

Income Tax Expense (Recovery)

Income tax expense for the year ended December 31, 2012 was $14.4 million compared to an income tax recovery of $4.4 million in the prior year period. The primary reason for the change is a result of the reversal in 2011 of the $12.9 million tax liability recorded in 2010 on an amalgamation that was set aside and cancelled by the Ontario Superior Court of Justice. Excluding the reversal of the liability relating to the internal amalgamation expense, the income tax expense for the year ended December 31, 2011 was $8.5 million representing an effective tax rate of 15.9% as compared to 16.8% in the current year period. Other factors influencing the current year's effective tax rate include changes in the mix of income earned in various countries in which the Company operates, an increase in the amount of unrecognized tax benefits, the revaluation of Canadian future tax liabilities related to the increase in the statutory Canadian income tax rate of 0.25% due to an enacted change to freeze the previously legislated Ontario tax rate reduction and decreases related to differences between prior period provisions and tax filings and lower non-deductible expenses.

Income From Continuing Operations

Income from continuing operations was $71.3 million in the year ended December 31, 2012 in comparison to $57.9 million in the prior year period. Excluding the recovery of income tax of $12.9 million noted above, income from continuing operations increased by $26.3 million primarily due to a decrease in the 2011 write-down of long-lived assets of $19.5 million and lower general and administrative expenses of $15.8 million. These decreases were partially offset by higher income tax expense of $5.9 million excluding the income tax recovery noted above, increased property operating costs of $2.6 million, higher net interest expense of $0.2 million and higher net foreign exchange losses of $0.3 million.

Granite Real Estate Inc. 2012 13

Funds From Operations

	Year Ended December 31,
(in thousands, except per share information)	2012	2011	Change
Income from continuing operations	$71,337	$57,942	23%
Add back depreciation and amortization	42,773	42,701	—
Add back (deduct) loss (gain) on disposal of real estate	21	(91)	123%

Funds from Operations ("FFO")	$114,131	$100,552	14%

Basic FFO per share	$2.44	$2.14	14%

Diluted FFO per share	$2.43	$2.14	14%

Basic number of shares outstanding	46,855	46,888
Diluted number of shares outstanding	46,876	46,970

As noted above, the Company determines FFO using the definition prescribed in the U.S. by NAREIT.

The $13.5 million increase in FFO compared to the prior year period is primarily due to increased income from continuing operations of $13.4 million (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 — Income From Continuing Operations").

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING OPERATIONS

The Company generated cash flows from operations of $24.9 million and $116.6 million in the three month period and year ended December 31, 2012, respectively. At December 31, 2012, the Company had cash and cash equivalents of $51.1 million and shareholders' equity of $877.0 million.

Cash Flows

Three Months Ended December 31, 2012

Operating Activities

The Company generated cash from operations before changes in non-cash working capital balances of $22.1 million in the fourth quarter of 2012 compared to $30.4 million in the prior year period. The $8.3 million decrease is due to a decrease in items not involving cash flows of $19.8 million, partially offset by an $11.5 million increase in income from continuing operations (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012").

The change in non-cash working capital balances provided cash of $2.8 million in the fourth quarter of 2012. The main drivers of the change in non-cash working capital for the three month period ended December 31, 2012 were:

  —
  an increase in deferred revenue of $3.8 million primarily due to the timing of the receipt of rental payments and an ongoing capital project on behalf of non-Magna tenant. Under the terms of the lease agreement, the tenant is responsible for these costs. This reimbursement of costs will be recognized into revenue on a straight-line basis on the remaining lease term; and

  —
  a $1.0 million increase in income taxes payable.

The increases in non-cash working capital balances are partially offset by:

  —
  a $1.2 million increase in accounts receivable primarily due to the previously noted reimbursement of capital project costs from a non-Magna tenant; and

  —
  a $1.2 million reduction in accounts payable and accruals.

In the fourth quarter of 2011, the change in non-cash working capital balances used cash of $8.6 million primarily due to a $5.7 million decrease in accounts payable and accrued liabilities and a $3.1 million decrease in deferred revenue due to the timing of the receipt of rental payments.

14 Granite Real Estate Inc. 2012

Investing Activities

Cash used in investing activities for the three month period ended December 31, 2012 was $5.4 million, which was a result of cash payments for real estate additions of $7.2 million, fixed asset additions of $0.2 million and a $0.5 million increase in other assets relating to a tenant inducement payment to a Magna tenant on renewal of their lease, partially offset by proceeds from the note receivable from the sale of Lone Star LP of $2.5 million. Cash used in investing activities for the fourth quarter of 2011 of $11.1 million was primarily due to capital expenditures on real estate properties.

Financing Activities

Cash used in financing activities for the three month period ended December 31, 2012 was related to dividend payments of $23.4 million. In the fourth quarter of 2012, the Company borrowed $42.0 million under its credit facility to facilitate corporate reorganizations in Europe. This amount was fully repaid during the quarter. In the fourth quarter of 2011, cash used in financing activities was $23.6 million, which included dividend payments of $23.9 million, partially offset by $0.3 million received from the exercise of stock options.

Year Ended December 31, 2012

Operating Activities

For the year ended December 31, 2012, the Company generated cash from operations before changes in non-cash working capital balances of $113.7 million compared to $120.0 million in the prior year period. The $6.3 million decrease is primarily due to a $19.7 million decrease in items not involving cash flows partially offset by a $13.4 million increase in income from continuing operations (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 — Income From Continuing Operations").

For the year ended December 31, 2012, the change in non-cash working capital balances was a source of cash of $3.0 million. The main drivers of the change in non-cash working capital for the year ended December 31, 2012 were:

  —
  a $6.5 million increase in accounts payable primarily to due accruals related to advisory costs associated with the REIT conversion, higher compensation related accruals and an increase in the liability related to the deferred share units;

  —
  a $3.1 million increase in deferred revenue primarily due to the timing of rental receipts and the previously noted deferral of the reimbursement of construction costs from a non-Magna tenant; and

  —
  a $2.9 million decrease in accounts receivable primarily due to lower rent, process related costs and VAT receivables, partially offset by the capital project cost receivable as noted above.

These increases in non-cash working capital balances were partially offset by:

  —
  a $8.9 million decrease in income taxes payable primarily due to the payment of taxes related to the 2011 reorganization; and

  —
  a $0.5 million increase in restricted cash related to a segregated cash account associated with a construction holdback.

For the year ended December 31, 2011, the change in non-cash working capital balances used cash of $8.3 million which is comprised of:

  —
  a $9.5 million decrease in accounts payable and accrued liabilities which includes a $3.0 million net reduction related to the redemption of deferred stock units by the Company's former directors following completion of the Arrangement;

  —
  a $5.3 million decrease in income taxes payable; and

  —
  a $3.9 million increase in accounts receivable due to process related costs receivable from tenants with respect to construction projects in Austria.

Granite Real Estate Inc. 2012 15

These uses of cash were partially offset by:

  —
  a $5.7 million decrease in prepaid expenses and other due to the reduction in an amount related to the Company's Directors' and Officers' liability insurance; and

  —
  a $4.8 million increase in deferred revenue primarily due to the receipt of a tenant payment with respect to a capital project. This amount is being amortized into revenue on a straight-line basis over the life of the lease.

Investing Activities

For the year ended December 31, 2012, investing activities used cash of $25.8 million which was comprised of $29.8 million of capital expenditures on real estate properties, $1.8 million of capital expenditures for fixed assets relating to our office moves and $0.3 million with respect to an increase in other assets. These uses of cash were partially offset by $5.0 million received as repayment of the note receivable from the sale of Lone Star LP and $1.2 million received with respect to the disposal of an income-producing property. For the year ended December 31, 2011, cash used in investing was $48.2 million which amount was primarily comprised of capital expenditures of $48.5 million for real estate additions. The decrease in capital expenditures on real estate properties in 2012 was a result of the reduction in expansion projects with Magna.

Financing Activities

Cash used in financing activities for the year ended December 31, 2012 was $96.0 million which included $93.8 million of dividend payments, $2.7 million related to the repurchase of common shares and $0.4 million in financing costs paid in respect to the credit facility that was entered into in February 2012, partially offset by $1.0 million in proceeds received on the issuance of shares from the exercise of stock options. Cash used in financing activities for the year ended December 31, 2011 of $45.9 million included $37.7 million of dividend payments, $13.0 million of net repayments of bank indebtedness under the unsecured senior revolving credit facility and a $2.2 million payment related to a mortgage on an income-producing property which matured in January 2011, partially offset by $7.0 million received from the exercise of stock options.

Bank and Debenture Financing

On February 7, 2012, the Company entered into an unsecured senior revolving credit facility in the amount of $50.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and was scheduled to mature on February 7, 2014. No amounts were drawn under the Company's credit facility as at December 31, 2012. The Company did not have a credit facility as at December 31, 2011.

On February 1, 2013, the Company replaced the above mentioned credit facility with an unsecured senior revolving credit facility in the amount of $175.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2015. However, the Company has the option to extend the maturity date by one year to February 1, 2016, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides the Company with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $75.0 million with the consent of the participating lenders.

Interest on drawn amounts will be calculated based on an applicable margin determined by the Company's external credit rating. Based on Granite's current credit rating, the Company would be subject to interest rate margins of up to 1.63% depending on the currency and form of advance.

In December 2004, Granite issued $265.0 million of 6.05% senior unsecured debentures (the "Debentures"), which are due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. The Debentures rank equally with all of Granite's existing and future unsecured indebtedness. At December 31, 2012, all of the Debentures remained outstanding. The total outstanding at December 31, 2012 was $263.6 million.

At December 31, 2012, the Company's debt to total capitalization ratio was 23%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be

16 Granite Real Estate Inc. 2012

sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2012, the Company was in compliance with its debt agreements and related covenants.

Credit Ratings

On October 11, 2011, DBRS confirmed the BBB rating on the Company's senior unsecured debentures with a stable trend. On November 21, 2011, Moody's Investors Service announced that it had upgraded Granite's senior unsecured debenture ratings to Baa3, from Ba1 with a stable outlook.

ARRANGEMENT TRANSFERRED ASSETS & BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

On June 30, 2011, the Company completed the Arrangement whereby the Arrangement Transferred Assets & Business were transferred to the Stronach Shareholder in consideration for the cancellation of the Company's dual class share structure through which the Stronach Shareholder controlled the Company. As a result of the Arrangement, the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development, a property located in the United States and an income-producing property located in Canada, have been presented as discontinued operations. For the three month period and year ended December 31, 2012, and for the six month period ended December 31, 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

SIGNIFICANT MATTERS

Plan of Arrangement

On June 30, 2011, the Company completed the Arrangement under the Business Corporations Act (Ontario) which eliminated the Company's dual class share capital structure through which the Stronach Shareholder controlled the Company. Definitive agreements with respect to the Arrangement were entered into by the Company on January 31, 2011. The Arrangement was approved on March 29, 2011 by 98.08% of the votes cast by shareholders at the annual general and special meeting and on March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement eliminated the Company's dual class capital structure through:

  i)
  the purchase for cancellation of 363,414 Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including U.S. $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities (the Company was granted an option to purchase at fair value certain of these development lands if needed to expand the Company's income-producing properties), a property located in the United States, an income-producing property located in Canada and cash in the amount of U.S. $8.5 million. In addition, the Stronach Shareholder received a 50% interest in the note receivable and cash proceeds from the sale of Lone Star LP, a 50% interest in future payments, if any, under a holdback agreement relating to Magna Entertainment Corp.'s ("MEC's") prior sale of The Meadows racetrack and a second right of refusal (behind Magna's first right of refusal) in respect of certain properties owned by the Company and leased to Magna in Oberwaltersdorf, Austria and Aurora, Canada; and

  ii)
  the purchase for cancellation by the Company of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares per Class B Share, which following cancellation of the Class B Shares and together with the then outstanding Class A Subordinate Voting Shares were renamed Common Shares.

Granite Real Estate Inc. 2012 17

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, the Company, certain subsidiary entities and joint ventures, including The Maryland Jockey Club and certain of its subsidiaries (collectively, the "MJC Entities"), as well as the Company's former Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against the Company, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that the Company and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana, Indianapolis Downs, LLC operating as Indiana Live. The specific claims asserted against the Company, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light, invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of U.S. $300 million in compensatory damages and U.S. $300 million in punitive damages. Granite believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and the Company, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. On April 29, 2011, the Indiana-based defendants named in the Complaint filed a notice to remove the Plaintiffs' claims relating to the Indiana defendants to the U.S. District Court for the District of Maryland. The Plaintiffs have sought to remand these claims to the Circuit Court for Baltimore City. The entire matter, in both the state and federal courts, was stayed by the United States Bankruptcy Court for the District of Delaware until it determined whether the claims were impacted by the bankruptcy of Indianapolis Downs, LLC. On September 6, 2011, the United States Bankruptcy Court for the District of Delaware entered an order denying the injunction motion and lifting the stay effective September 26, 2011. On December 21, 2011, the Circuit Court for Baltimore City issued an order staying the state court defendants' motions to transfer venue to the Circuit Court for Anne Arundel County pending resolution of whether the Maryland federal court action was remanded out of federal court. On September 26, 2012, the Maryland federal court issued an order remanding the Maryland federal court action to the Circuit Court for Baltimore City. On October 2, 2012, the parties filed a stipulation with the Circuit Court for Baltimore City proposing a further stay to allow certain of the defendants to engage plaintiffs in discussions that may potentially streamline the litigation. The stay was granted by the Circuit Court for Baltimore City on October 12, 2012. Under the terms of the Arrangement, the Company received an indemnity from the Stronach Shareholder and certain related parties against all losses suffered by the Company in relation to the Racing & Gaming Business for the period prior to, on and after the effective date of the transfer of June 30, 2011. Accordingly the Company has not recorded a liability related to this claim. Granite provided the Stronach Shareholder with the required disclosure notice listing the existing litigation with the Plaintiffs. The Company has retained independent counsel to monitor the litigation on its behalf.

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, the Company announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors, the Company and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to the Company, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. and XpressBet, Inc. On March 23, 2010, the Plan was amended to include the transfer of MJC to the Company (together with the assets referred to in the preceding sentence, the "MEC Transferred

18 Granite Real Estate Inc. 2012

Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

INCOME FROM DISCONTINUED OPERATIONS — YEAR ENDED DECEMBER 31, 2012

	Year Ended December 31,
	2012	2011
Revenues	$—	$262.3
Purses, awards and other	—	148.6
Operating costs	—	80.2
Property operating costs	—	0.9
General and administrative	—	21.8
Depreciation and amortization	—	3.4
Interest income	—	(0.3)
Foreign exchange gains	—	(0.1)
Equity loss	—	2.0

Income before income taxes	—	5.8
Income tax recovery	—	(1.2)

Income from operations	—	7.0
Net gain on disposition of discontinued operations, net of income taxes of $10.5 million	—	87.4

Income from discontinued operations	$—	$94.4

Income from operations for the year ended December 31, 2011 amounts to $7.0 million and is comprised of net income from the Racing & Gaming Business of $9.8 million partially offset by net losses of $2.8 million from lands held for development, a property located in the United States and an income-producing property located in Canada. The Racing & Gaming Business net income included $2.0 million of its proportionate share of losses from joint venture investments. The remainder of the Racing & Gaming Business net income was generally reflective of the seasonality of when the racetracks hold live racing. The net loss of $2.8 million from the lands held for development primarily relates to carrying costs associated with these properties.

NET INCOME

Three months ended December 31, 2012

Net income for the fourth quarter of 2012 increased by $11.5 million to $15.1 million from $3.6 million in the prior year period. The increase was due to the reasons noted above (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2012").

Year ended December 31, 2012

Net income for the year ended December 31, 2012 decreased by $81.1 million to $71.3 million from $152.4 million in the prior year period. The decrease was due to the decrease in income from discontinued operations of $94.4 million partially offset by an increase in income from continuing operations of $13.4 million (see "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2012 — Income From Continuing Operations").

Granite Real Estate Inc. 2012 19

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of Granite's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, Granite's disclosure controls and procedures were effective to ensure that material information relating to Granite and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Company will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

Granite's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Company. Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited Granite's consolidated financial statements for the year ended December 31, 2012 and whose report is included in Granite's annual report for fiscal 2012, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of the Evaluation Date. The attestation report precedes the financial statements included in Granite's annual report for fiscal 2012.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in Granite's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2012 that have materially affected, or are reasonably likely to materially affect, Granite's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that Granite's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Company may become subject to litigation and other claims brought by, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance,

20 Granite Real Estate Inc. 2012

that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Company.

The Company has made commitments for future payments of interest and principal on long-term debt and construction and development project costs. At December 31, 2012, future payments, including interest payments, under these contractual obligations were as follows:

(in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Debentures	$16,033	$16,033	$16,033	$281,033	$—	$—	$329,132
Operating leases	421	421	421	421	208	453	2,345
Construction and development project commitments	8,557	—	—	—	—	—	8,557
Other	500	—	—	—	—	—	500

Total	$25,511	$16,454	$16,454	$281,454	$208	$453	$340,534

At December 31, 2012, the Company had $1.1 million of letters of credit issued with various financial institutions to guarantee its performance under various construction projects. These letters of credit are secured by cash deposits of the Company.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments, foreign currency forward contacts and certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 7, 9, 18 and 22 to the consolidated financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 1, 15, 19 and 21 to the consolidated financial statements and the section in this MD&A entitled "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS".

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting standards and developments is detailed in note 1 of the Company's consolidated financial statements. The accounting standards adopted that impacted the Company's financial statements are as follows:

Fair Value Measurement

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The amendments are applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements except for additional disclosure requirements when applicable particularly in relation to Level 3 fair value measurements.

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income". ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in shareholders' equity, and requires the presentation of components of net income and other comprehensive income either in a single continuous statement or in two

Granite Real Estate Inc. 2012 21

separate but consecutive statements. ASU 2011-05 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-05, effective January 1, 2012, did not have any impact on the Company's consolidated financial statements.

Change in Reporting Currency

The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Cdn. dollars to reflect our consolidated financial statements as if they had been historically reported in Cdn. dollars. The consolidated U.S. dollar balance sheet at December 31, 2011 was translated into the Cdn. dollar reporting currency by translating assets and liabilities at the end-of-period exchange rate and translating equity balances at historical exchange rates. The consolidated statements of income (loss) were translated into Cdn. dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the consolidated statement of income (loss) for the three month period and year ended December 31, 2011, and the net assets/shareholders' equity as at December 31, 2011 on the Company's balance sheet, is summarized in the tables below:

Three month period ended December 31, 2011 (in millions, except per share information)	As Previously Reported	Foreign Exchange	As Recast
Consolidated statement of income	USD		CDN
Revenues	$45.3	$1.1	$46.4
Income from continuing operations and net income	3.5	0.1	3.6
Diluted earnings from continuing operations per Common or Class B Share	0.08	—	0.08

Year ended December 31, 2011 (in millions, except per share information)	As Previously Reported	Foreign Exchange	As Recast
Consolidated statement of income	USD		CDN
Revenues	$182.9	$(2.0)	$180.9
Income from continuing operations	59.2	(1.3)	57.9
Net income	155.8	(3.4)	152.4
Diluted earnings from continuing operations per Common or Class B Share	1.26	(0.03)	1.23

As at December 31, 2011	As Previously Reported	Foreign Exchange	As Recast
Consolidated balance sheet	USD		CDN
Common Shares	$1,521.1	$598.4	$2,119.5
Contributed surplus	57.6	4.6	62.2
Deficit	(845.8)	(30.6)	(876.4)
Accumulated other comprehensive income (loss)	161.1	(557.2)	(396.1)

Total shareholders' equity	$894.0	$15.2	$909.2

The $598.4 million impact of the change in reporting currency on Common Shares is due to the effect of translating the consolidated balance at the historical exchange rate. The Cdn. dollar has appreciated since the formation of the Company. The resulting impact of translating Common Shares, contributed surplus and deficit at historical rates is recorded in accumulated other comprehensive loss.

22 Granite Real Estate Inc. 2012

FUTURE CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

IFRS Transition

Granite will adopt IFRS in place of U.S. GAAP reporting standards for interim and annual periods commencing after December 31, 2012. Comparative IFRS information for the previous fiscal year will also be provided, including the Company's IFRS transition balance sheet as at January 1, 2012.

The following discussion has been prepared using the standards and interpretations currently issued and expected to be effective at the end of the Company's first annual IFRS reporting period, which will be December 31, 2013. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and, as a result, the impact of Granite's conversion to IFRS may be different than its current expectation.

Management does not expect that the adoption of IFRS will have any material impact on the Company's business activities or cash flows. However, it will impact certain aspects of Granite's reported financial results, the more significant of which relate to the accounting for investment properties, classification of leases, accounting for income taxes, classification of trust units, certain financial statement presentation and disclosure matters and the effects of transitional provisions of IFRS for first time adopters. The nature of the adjustments that are anticipated in our first quarter 2013 interim results are described below:

a)
Real estate properties — The Company considers its real estate properties to be investment properties under International Accounting Standard 40, Investment Property ("IAS 40"). Similar to U.S. GAAP, investment property is initially recorded at cost, however, subsequent to initial recognition, IFRS requires that an entity choose either the cost or fair value model to account for its investment properties. Granite expects to use the fair value model when preparing its financial statements under IFRS. Using internal resources as well as independent appraisers, fair value will primarily be determined by discounting the expected future cash flow, generally over 10 years, and using a weighted average discount and terminal capitalization rate which takes into account several factors including the nature, jurisdiction and location of the property. Based on the preliminary work completed to date, the fair value of Granite's investment properties is estimated to be at least equal to gross book value. In connection with recording investment properties at fair value, deferred leasing commissions, tenant inducements and certain deferred rent receivable and deferred revenue balances will not be recognized. Recording investment properties at fair value will also result in adjustments to Granite's deferred tax balances. Depreciation and impairments are not recorded under the fair value model, however, the gains or losses arising from a change in the fair value of investment properties in a period will be recognized in income. The adjustments as a result of implementing the fair value model as at January 1, 2012 will be recorded to opening deficit.

b)
Cumulative foreign currency translation differences — IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date a subsidiary was formed. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS. Granite expects to deem all cumulative translation differences to be zero on transition to IFRS by adjusting amounts through opening deficit.

c)
Trust Units — In conjunction with the REIT conversion, Granite's Common Shares were exchanged for stapled units. Under IAS 32, Financial Instruments, equity instruments can be considered a liability if the holder has the right to put the instrument back to the issuer for cash or another financial asset unless certain conditions are met. Granite expects to meet the conditions that will result in the stapled units being presented as equity in its financial statements. Notwithstanding the presentation of these units as equity, the aforementioned exception provided for the presentation of the stapled units as equity does not extend to the accounting for share-based payments. Accordingly, Granite's stock option and share unit plans, as amended under the REIT conversion, will be recorded as liabilities upon conversion to a REIT and revalued at each interim period.

d)
Income Taxes — Under both U.S. GAAP and IFRS, deferred income taxes are recorded for the temporary differences arising in respect of its assets and liabilities at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates and laws that have been

Granite Real Estate Inc. 2012 23

  enacted or substantively enacted by the reporting date. Primarily, as a result of the increase to the carrying value of investment properties from the fair value adjustment on transition, a deferred tax liability will be recorded at January 1, 2012. However, as a result of the REIT conversion effective January 3, 2013, it is anticipated that certain deferred tax amounts will be reversed as an adjustment to deferred tax expense. Additionally, Granite is continuing to evaluate the application of IAS 12, Income Taxes, to certain of its subsidiaries, particularly those qualifying as a REIT for tax purposes.

Management continues to evaluate the potential impact that IFRS will have on the Company's consolidated financial statements particularly as it relates to the REIT conversion. Granite also expects the transition to IFRS to impact internal controls, information technology systems and other procedures primarily as it relates to the real estate valuation process as well as new disclosures in the financial statements required under IFRS. Management has monitored new contractual agreements for IFRS impact and does not expect the adoption of IFRS to have an impact on compensation arrangements.

OUTSTANDING SHARES AND STAPLED UNITS

As part of the REIT conversion, effective January 3, 2013, Granite Real Estate Inc. acquired and cancelled 46,832,908 of its Common Shares, being 100% of its issued and outstanding Common Shares. Under the plan of arrangement all Common Shares of the Company were exchanged for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite REIT Inc. (see "SIGNFICANT MATTERS — Completion of REIT Conversion"). As at the date of this MD&A, Granite REIT had 46,882,891 stapled units issued and outstanding. The increase of 49,983 stapled units results from 50,000 stock options exercised subsequent to the REIT conversion net of the repurchase for cash of 17 Common Shares from dissenting shareholders.

DIVIDENDS AND DISTRIBUTIONS

In March 2012, the Board of Directors (the "Board") declared a dividend of U.S. $0.50 in respect of the three month period ended December 31, 2011, which was paid on or about April 12, 2012 to shareholders of record at the close of business on March 23, 2012. In May, August and November 2012, the Board declared a quarterly dividend with respect to the three month periods ended March 31, June 30, and September 30, 2012, respectively. The dividends of Cdn. $0.50 per Common Share were paid on or about June 14, 2012, September 13, 2012 and December 13, 2012, to shareholders of record at the close of business on May 25, 2012, August 24, 2012 and November 23, 2012, respectively.

In conjunction with the REIT conversion, in January and February 2013, the Board of Trustees of Granite REIT declared monthly distributions with respect to the one month periods ended January 31, 2013 and February 28, 2013, respectively. The distribution of $0.175 per stapled unit declared in January 2013 was paid on February 15, 2013 to unitholders of record at the close of business on January 31, 2013 and the distribution declared in February 2013 will be paid on March 15, 2013 to unitholders of record at the close of business on February 28, 2013.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

24 Granite Real Estate Inc. 2012

Principles Of Consolidation

We consolidate entities when we have the ability to control the operating and financial decisions and policies of that entity, including if the entity is determined to be a variable interest entity and we are the primary beneficiary. We apply the equity method of accounting where we can exert significant influence, but not control, over the operating and financial decisions and policies of the entity. We use the cost method of accounting where we are unable to exert significant influence over the entity.

Long-lived Assets

The Company's most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. The carrying values of the Company's long-lived assets (including real estate properties and fixed assets) not held for sale are evaluated at least annually or whenever events or changes in circumstances present indicators of impairment. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are classified by the Company as available for sale or discontinued operations, the carrying value is reduced, if necessary, to the estimated net realizable value. "Net realizable" value is determined based on discounted net cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful lives of buildings, which typically range from 20 to 40 years.

Accounting estimates related to long-lived assets and the impairment assessments thereof, are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment charge could have a material impact on the Company's results of operations and financial position.

Cost Capitalization

The Company capitalizes acquisition, development and expansion costs, including direct construction costs, interest and indirect costs wholly attributable to development. Interest is capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Company's average borrowing rate on existing debt. The Company capitalizes direct and indirect costs, including real estate taxes and certain operating expenses of the development property if activities necessary to ready the development property for its intended use is in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred. Project related costs are capitalized until the project is substantially completed and the property is available for occupancy.

Stock-Based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced as options are exercised and the amount initially recorded for the options in contributed surplus is credited to Common Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

Granite Real Estate Inc. 2012 25

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the Company's stock options.

The Company's restricted share unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized in general and administrative expenses with a corresponding amount included in equity as contributed surplus. The contributed surplus balance is reduced and credited to Common Shares as shares are issued in satisfaction of the share units. Restricted share units granted under this plan may be subject to cliff or graded vesting. Compensation expense for awards with cliff or graded vesting is recognized on a straight-line basis over the period from grant date to the final vesting date.

For further details, refer to note 13 to the consolidated financial statements.

Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Company's rental properties have been transferred to its tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

Granite's leases (the "Leases") are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and routine repairs and maintenance. Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

Granite's classification of its leases as either operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Income Taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized.

26 Granite Real Estate Inc. 2012

The Company accounts for uncertain tax positions by evaluating if the available evidence indicates it is more likely than not, based on technical merits, that the position will be sustained on audit, including resolutions of related appeals or litigation processes, if any. The Company measures the appropriate amount of the benefit to recognize which is the maximum amount that is more likely than not to be realized. The tax position is reversed when it is no longer more likely than not capable of being sustained. The maximum amount which is more likely than not to be recognized at each reporting date will represent the Company's best estimate, given the information available at the reporting date, although the outcome of the tax position is not absolute or final.

Granite conducts operations in a number of countries with varying statutory rates of taxation. Judgement is required in the estimation of income taxes, and future income tax assets and liabilities, in each of the Company's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that future income tax assets will be realized and, based on all the available evidence, determining if a valuation allowance is required on all or a portion of such future income tax assets. Granite's effective tax rate can vary significantly quarter to quarter due to changes in (i) the proportion of income earned in each tax jurisdiction, (ii) current and future statutory rates of taxation, (iii) estimates of tax exposures, (iv) the assessment of whether it is more likely than not that future income tax assets will be realized and (v) the valuation allowances recorded on future tax assets. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online at www.sec.gov, each in respect of the year ended December 31, 2012.

Granite Real Estate Inc. 2012 27

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 1 of the consolidated financial statements for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per share information)

Years ended December 31,	2012	2011(1)	2010(1)
Revenue:
Rental Revenue	$181,115	$180,937	$177,229
Interest and other revenue from MEC	—	—	1,893

	$181,115	$180,937	$179,122

Income from continuing operations(2)	$71,337	$57,942	$68,403

Net income (loss):
Continuing operations(2)	$71,337	$57,942	$68,403
Discontinued operations(2)	—	94,449	(121,269)

	$71,337	$152,391	$(52,866)

Cash dividends declared per share	$1.99	$0.80	$0.55

Basic earnings per share from continuing operations(2)	$1.52	$1.24	$1.47

Diluted earnings per share from continuing operations(2)	$1.52	$1.23	$1.47

Basic earnings (loss) per share	$1.52	$3.25	$(1.13)

Diluted earnings (loss) per share	$1.52	$3.24	$(1.13)

Total Assets	$1,218,205	$1,245,414	$1,933,258

Total Debt	$263,589	$263,236	$262,884

28 Granite Real Estate Inc. 2012

Year ended December 31, 2012	Mar 31	Jun 30	Sep 30	Dec 31	Total
Revenue:
Real Estate Business
Rental revenue	$45,660	$45,455	$44,685	$45,315	$181,115

Income from continuing operations and net income(2):
Real Estate Business(3)	$18,563	$18,707	$18,919	$15,148	$71,337

Basic and diluted earnings per share:	$0.40	$0.40	$0.40	$0.32	$1.52

FFO:
Real Estate Business(3)	$29,406	$29,374	$29,446	$25,905	$114,131

Diluted FFO per share:
Real Estate Business(3)	$0.63	$0.63	$0.63	$0.55	$2.43

Diluted shares outstanding:
Real Estate Business(3)	46,906	46,896	46,846	46,866	46,876

Year Ended December 31, 2011	Mar 31(1)	Jun 30(1)	Sep 30(1)	Dec 31(1)	Total(1)
Revenue:
Real Estate Business
Rental revenue	$44,231	$44,861	$45,485	$46,360	$180,937

Income from continuing operations(2):
Real Estate Business(3)	$12,689	$26,362	$15,277	$3,614	$57,942

Net income:
Real Estate Business(3)	$12,689	$26,362	$15,277	$3,614	$57,942
Discontinued operations(2)	10,765	83,684	—	—	94,449

	$23,454	$110,046	$15,277	$3,614	$152,391

Basic and diluted earnings per share from continuing operations(2):
Real Estate Business(3)	$0.27	$0.56	$0.33	$0.08	$1.24

Basic earnings per share:	$0.50	$2.34	$0.33	$0.08	$3.25

Diluted earnings per share:	$0.50	$2.33	$0.33	$0.08	$3.24

FFO:
Real Estate Business(3)	$23,136	$36,938	$25,902	$14,576	$100,552

Diluted FFO per share:
Real Estate Business(3)	$0.49	$0.78	$0.55	$0.31	$2.14

Diluted shares outstanding:
Real Estate Business	46,947	47,165	46,862	46,883	46,970

(1)
Information was previously presented in U.S. dollars (see "SIGNIFICANT MATTERS — Currency Change for Financing Reporting and Dividends").

(2)
As a result of the Arrangement, the results of operations of the Arrangement Transferred Assets & Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). Subsequent to the second quarter of 2011, the Company's results of operations were not impacted by the Arrangement Transferred Assets & Business as they were transferred to the Stronach Shareholder effective June 30, 2011.

Granite Real Estate Inc. 2012 29

(3)
The Real Estate Business' results for 2012 include (i) $0.3 million, $0.8 million, $0.3 million and $0.3 million ($0.2 million, $0.7 million, $0.2 million and $0.2 million net of income taxes) in the first, second, third and fourth quarters respectively, of appraisal, environmental and valuation costs related to income-producing properties, (ii) $1.6 million ($1.2 million net of income taxes) in the fourth quarter of land transfer taxes and associated costs related to the REIT conversion, (iii) $0.8 million, $0.7 million, $2.6 million and $3.8 million ($0.8 million, $0.7 million, $2.5 million and $2.8 million net of income taxes) in the first, second, third and fourth quarters respectively, of advisory costs related to the planned REIT Conversion and (iv) $0.3 million ($0.2 million net of income taxes) in the first quarter relating to employee terminations costs.

The Real Estate Business' results for 2011 include (i) $5.9 million, $2.3 million and $0.9 million ($5.9 million, $1.8 million and $0.7 million net of income taxes) in the first, second and third quarters respectively, of advisory and other costs primarily incurred in connection with the Arrangement (see "ARRANGEMENT TRANSFERRED ASSETS & BUSINESS — SIGNIFICANT MATTERS — Plan of Arrangement") and the settlement of an outstanding legal proceeding, (ii) $2.7 million ($1.7 million net of income taxes) in the second quarter relating to a write-down of an income-producing commercial office building, (iii) $12.9 million in income tax recovery relating to an internal amalgamation completed in 2010 that was set aside and cancelled during the second quarter, (iv) $5.4 million ($3.8 million net of income taxes) and $1.6 million ($1.1 million net of income taxes) in the third and fourth quarters respectively relating to employee termination costs and (v) a write-down of $16.7 million ($13.5 million net of income taxes) relating to two income-producing properties in Austria and Germany in the fourth quarter.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended and the United States Securities Exchange Act of 1934, as amended. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. In particular, this MD&A contains forward-looking statements regarding the Company's expectations with respect to the REIT conversion as well as certain accounting policies expected to be adopted under IFRS. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, Granite cautions that there can be no assurance that the anticipated reduction in cash income taxes payable following the REIT conversion will be realized or that the application of IFRS accounting policies expected to be adopted may not be adopted and the application of such policies to certain transactions or circumstances can be different than expected, or at all. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws that may adversely affect the REIT; the ability to realize the anticipated reduction in cash income taxes payable following the REIT conversion and the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2012, filed on SEDAR at sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the SEC and available online at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

30 Granite Real Estate Inc. 2012

QuickLinks

  Exhibit 3